Filed pursuant to Rule 253(g)(2)

File No. 024-11377

This Supplement No. 1, dated February 1, 2022 (which we refer to as “this supplement”), supplements, and should be read in conjunction with, the offering circular (the “Offering Circular”), dated January 7, 2022, of Landa App, LLC, a Delaware series limited liability company (which we refer to as “we,” “us,” “our” or “our company”). The purpose of this supplement is to update certain lease information for the following Series (the “Updated Series”):

●	Landa Series 1703 Summerwoods Lane
●	Landa Series 8651 Ashley Way

SUPPLEMENT NO. 1 DATED FEBRUARY 1, 2022 TO OFFERING CIRCULAR DATED JANUARY 7, 2022

LANDA APP LLC

6 W. 18th Street

New York, NY 10011

(646) 905-0931

Landa.app

CURRENT AND PREVIOUS SERIES OFFERINGS

The table below (the “Update Table”) shows key information related to each Updated Series and its underlying Property. The information in the Update Table supersedes any contrary previous information contained in the Master Series Table included in the Offering Circular, which can be found here; all other information in the Offering Circular is otherwise unchanged. In addition, please see the sections entitled “Description of the Properties” and “Use of Proceeds” included in the Offering Circular for more information regarding each of the Updated Series.

Series	Address	Lease Commencement Date	Monthly Rental Income (1)	Lease Expiration Date (2)
Landa App LLC - 1703 Summerwoods Lane Griffin GA LLC	1703 Summerwoods Lane Griffin GA, 30224	February 1, 2022	$997.50	January 31, 2023
Landa App LLC - 8651 Ashley Way Douglasville GA LLC	8651 Ashley Way, Douglasville, GA 30134	February 1, 2022	$1,050.00	January 31, 2023

(1)	The Monthly Rental Income reflects the monthly rental payment set forth in the Lease Agreement.

(2)	After the Lease Expiration Date, the Lease Agreement will become a month-to-month lease, unless the tenant provides written notice at least thirty (30) days prior to the Lease Expiration Date of an intention to terminate the Lease Agreement.

The foregoing is a summary of the terms of the applicable Lease Agreements and does not purport to be a complete description of such terms. This summary is qualified in its entirety by reference to the applicable Lease Agreements, a copy of which are filed in our Form 1-U, filed on February 1, 2022, which can be found here.